* AB 3/5

10029412

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response....	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 01, 2009** AND ENDING **DECEMBER 31, 2009**
MM/DD/YY MM/DD/YY

OFFICIAL USE ONLY
FIRM I.D. NO.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERCHWOOD PARTNERS LLC AND AFFILIATE

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 14TH FLOOR
NEW YORK, NY 10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. BERCHENBRITER 212-201-3933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUSTORINO, PUGLISI & CO., LLP
(Name - *if individual, state last, first, middle name)*

488 MADISON AVE.	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant

FOR OFFICIAL USE ONLY

☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/19

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Berchenbriter , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BerchWood Partners LLC and Affiliate as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified In New York County
Commission Expires: 12/14/10

Signature

Managing Member
Title

William J. Zwart
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2009

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

To the Members of
BerchWood Partners LLC and Affiliate

We have audited the accompanying consolidated statement of financial condition of BerchWood Partners LLC and Affiliate ("the Company") as of December 31, 2009. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 25, 2010

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$	552,420
Fees receivable		75,000
Property and equipment at cost, less net of accumulated depreciation of $132,859		84,867
Prepaid income taxes		40,057
Other assets		105,703
TOTAL ASSETS	$	858,047

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	77,547
Retirement plan contribution payable		13,780
Due to former members		30,585
Due to members		9,558
Total Liabilities		131,470
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY (INCLUDING MINORITY INTEREST IN VARIABLE INTEREST ENTITY)		726,577
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	858,047

See the accompanying Notes to Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Limited ("BerchWood Ltd."), which is a minority partner in the BerchWood Partners LLP ("Affiliate"), both located in the United Kingdom ("UK"). In 2009, the Company has included in its consolidated financial statements, the net assets, income and expenses of the Affiliate as it is determined to be a variable interest entity through contractual arrangements and the Company is deemed to be the primary beneficiary. All significant inter-company transactions between the Company and Affiliate have been eliminated in consolidation. BerchWood Ltd. had no operations during the year.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Services Authority (FSA). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due on a monthly or quarterly basis. Additional fees for successful placement are recognized when the transaction closes and other terms of the agreement are satisfied.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued):

Reimbursable expenses of $159,322 have been fully offset against the related reimbursement income in the statement of operations.

Advertising costs are expensed as incurred. There were no advertising costs for the year ended December 31, 2009.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

The accounts of the Affiliate are measured in its functional currency which is the local currency (British Pounds) and translated into US Dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses, if significant, are included in other comprehensive income.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009 the Company had net capital of $328,911 which was $320,326 in excess of its required minimum net capital of $8,585. The Company's ratio of aggregate indebtedness to net capital was .39 to 1.

NOTE 4 - FEES RECEIVABLE:

The fees receivable are comprised of $75,000 from one customer at December 31, 2009 payable in installments through 2011.

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2009 consists of the following:

Machinery and equipment	$175,550
Furniture and fixtures	42,176
	217,726
Less: Accumulated depreciation	(132,859)
	$ 84,867

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Leases:

During the year ended December 31, 2009, the Company rented its New York office space under a sub-lease arrangement expiring January 31, 2010. In January 2010, the Company entered into a new lease agreement expiring May 19, 2015.

The Company's California office lease expires March 31, 2010.

The Affiliate rents its office space under an operating lease expiring January 12, 2014. The future minimum payments under the noncancellable operating lease are subject to additional rentals based on increases in operating costs.

Future minimum lease payments under the noncancellable operating leases (including affiliate) as of December 31, 2009 are as follows:

Year ending December 31,

2010	$ 307,728
2011	329,362
2012	338,064
2013	338,064
2014	288,538
Thereafter	118,348
Total	$1,720,104

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The deposit balances are covered by federal insurance.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Other Matters:

Under a binding arbitration and a separation agreement between the Company and three former members, the Company will pay a portion of fees from specified engagements, as defined in the agreements to these members. The financial statements reflect an estimated liability of $30,585 to the former members for amounts due and unpaid at December 31, 2009, which are scheduled to be paid in 2010.

NOTE 6 - RETIREMENT PLAN:

The Company maintains a 401K plan which covers all eligible members and employees. The Company's expense for year 2009 was $13,780.

NOTE 7 - VARIABLE INTEREST ENTITY:

The Company wholly owns BerchWood Limited ("BerchWood Ltd") as a minority partner in an affiliated entity located in the United Kingdom, BerchWood Partners LLP. The Company's consolidated statement of financial condition at December 31, 2009 includes net assets of the Affiliate which total approximately $67,000 which consist of approximately $70,000 of assets and $3,000 of liabilities.

NOTE 8 – SUBSEQUENT EVENTS:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 25, 2010.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

To the Members of
BerchWood Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which procedures were agreed to by BerchWood Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BerchWood Partners LLC's (the "Company") compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BerchWood Partners LLC's management is responsible for the BerchWood Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the corrected Form SIPC-7T with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on FOCUS reports from January 01, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Ascertained that there are no adjustments to revenue, as reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi & Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 25, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
Transitional Assessment Reconciliation

1. Name of Member, Address, Fiscal year end

BERCHWOOD PARTNERS LLC
717 Fifth Avenue, 14th Floor
New York, NY 10022

December 31, 2009

2. A.	General Assesment (item 2e from page 2, not less than $150 minimum)		$ 2,130
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		
	1/10/2009 Date paid		(150)
C.	Less prior overpayment applied		-
D.	Assessment balance due or (overpayment)		1,980
E.	Interest computed on late payment		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,980
G.	PAID WITH THIS FORM		
i	Paid with original filing of SIPC-7T		
	2/10/2010 Date paid	$ 717	
ii	Paid subsequently		
	2/22/2010 Date paid	1,263	
	(Must be same as F above)	$ 1,980	
H.	Overpayment carried forward	$ -	

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 851,973
2b.	Additions	-
2c.	Deductions	-
2d.	SIPC Net Operating Revenues	$ 851,973
2e.	General assessment @ .0025	$ 2,130